July 14, 2017

Mr. Chad Eskildsen

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting

100 F Street N.E.

Washington DC 20549

Re:	Sarbanes Oxley Review of Nuveen Intermediate Duration Municipal Term Fund (NID) and Nuveen Intermediate Duration Quality Municipal Term Fund (NIQ)

Dear Mr. Eskildsen:

This letter addresses the comments you provided in a telephone discussion on June 5, 2017, regarding reviews performed by the staff of the U.S. Securities and Exchange Commission (the “SEC Staff”) for the May 31, 2016 annual reports to shareholders for each Nuveen Intermediate Duration Municipal Term Fund (NID) and Nuveen Intermediate Duration Quality Municipal Term Fund (NIQ) (each a “Fund” and collectively, the “Funds”). Each comment is shown below followed by our response. Unless otherwise noted, each response relates to both NID and NIQ.

1.

Comment: On page 57 of the Annual Report dated May 31, 2016 for NID and NIQ, http://connect.rightprospectus.com/Nuveen/TADF/670677103/AR?site=CEF, the report describes inverse floaters (IFs) of “externally-deposited” tender option bond (TOB) trusts (TOB Trusts). Please respond to the following queries:

a.	Sub-Comment: Does the Fund itself serve as “sponsor, trustor or administrator” of these externally-deposited TOB Trusts?

RESPONSE: The Fund itself does not, and indeed cannot, serve as the sponsor, trustor or administrator of any externally-deposited (ED) TOB Trust. The industry practice in the current, “post-Volcker Rule” era, is that the Fund does serve as the sponsor of new TOB Trusts, because the large banks who served as sponsors in the pre-Volcker era are prevented from doing so by the Volcker Rule and the separate Dodd-Frank risk retention requirements for bank-sponsored investment products. The Fund’s activities as sponsor of these post-Volcker TOB Trusts means that all such post-Volcker TOB Trusts will be classified as “self-deposited” (SD). In other words, any TOB Trust for which the Fund will serve as sponsor, trustor or administrator will be an SD trust, and not an ED trust.

b.

Sub-Comment: Please provide a description of the basis for using “purchase / sale” accounting treatment under generally accepted accounting principles (GAAP) for externally-deposited IFs (i.e., that the Fund is deemed to have “purchased the IF”, as opposed to “financing transaction” accounting treatment for self-deposited IFs, in which the Fund is deemed to have purchased the underlying bond and to have financed it by having the TOB Trust issue floaters to other investors).

RESPONSE: During December 2006, we performed an analysis of our accounting treatment for self-deposited TOB Trusts under Financial Accounting Standards Board (FASB) Statements of Financial Accounting Standards (Statement or SFAS) No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities (SFAS 140), the authoritative accounting guidance at that time. SFAS 140 was amended by SFAS 156, Accounting for Servicing of Financial Assets, in March 2006 and SFAS 166, Transfers of Financial Assets, in June 2009 and is now known as Accounting Standard Codification (ASC) Topic 860, Transfers and Servicing (ASC 860). In connection with Fund financial statement preparation, management continually considers relevant guidance and believes the accounting treatment is still appropriate as further described below.

An IF is created by depositing a municipal bond (referred to as an Underlying Bond), typically with a fixed interest rate, into a TOB Trust. In turn, the TOB Trust issues (a) floating rate certificates (referred to as

Floaters) in face amounts equal to some fraction of the Underlying Bond’s par amount or market value, and (b) an IF that represents all remaining or residual interest in the TOB Trust. SFAS 140 states that if a transferor (like the Fund for SD TOB Trusts) of a “financial asset” (like the Underlying Bonds) retains certain rights and interests in the transferred asset, it must treat the transfer of that asset not as a sale of the asset but rather as the retention of ownership or control of the asset and treat the receipt of any cash resulting from the transaction as a liability. In the case of a Nuveen Fund’s IFs where the Fund was the transferor, that would mean that instead of owning just the residual interest in the TOB Trust (the IFs), for GAAP purposes, the Fund would own the Underlying Bonds, and the Fund would treat the proceeds of the Floaters issued by the TOB Trust as a liability. In other words, absent “true sale” treatment, the Fund would be treated as engaging in a leveraged purchase of the Underlying Bonds, and the issuance of the Floaters by the TOB Trust effectively would be treated, for GAAP purposes, to be a (generally floating rate) liability by the Fund. SFAS 140 required that a transfer satisfy three “tests” in order to qualify as a true sale:

9a.	The transferred assets have been isolated from the transferor — put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership;

9b.

Each transferee has the right to pledge or exchange the assets it received, and no condition both (1) constrains the transferee from taking advantage of its right to pledge or exchange and (2) provides more than a trivial benefit to the transferor; and

9c.

The transferor does not maintain effective control over the transferred assets through either (1) an agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity or (2) the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call.

Management concluded that the Funds’ self-deposited IFs did not satisfy the SFAS 140 criteria for sale accounting and should be classified as a leveraged financing of the Underlying Bonds, instead of as a “true sale” of the Underlying Bonds and a subsequent purchase of the inverse floater.

ASC 860 defines a transfer as the conveyance of a noncash financial asset by and to someone other than the issuer of the financial asset. A transfer includes the following:

a.	Selling a receivable;
b.	Putting a receivable into a securitization trust; and
c.	Posting a receivable as collateral.

For ED TOB Trusts, a banking entity, and not the Fund, acquires the Underlying Bond and transfers it to the TOB Trust. When TOBs are designed in such a way, the Fund has no legal ownership of the financial assets (i.e., the Underlying Bonds). The banking entity and not the Fund is the legal transferor of the Underlying Bonds.

In all circumstances, the legal documents support that the Fund only acts as agent and never as principal both in legal form and in substance. The Fund earns no fees, takes on no risk in the purchase and transfer of the Underlying Bond to the TOB Trust and at no time does the Fund ever have any contractual relationship with the third party selling the Underlying Bond to the banking entity. Only later does the Fund have a direct contractual relationship with the TOB Trust. By buying the IF, the Fund is providing instructions/approval that the Underlying Bond is appropriate to put in the TOB Trust in the course of its normal investment decision to purchase the inverse floaters.

The transaction risk or the risk associated with transferring the Underlying Bond to the TOB Trust is held by the banking entity. The risk of a failed trade is borne by the banking entity. In lieu of the risk borne by the banking entity, the banking entity earns fees on the remarketing and liquidity facilities provided to the holders of the floaters.

Given the foregoing, Fund management has concluded that for ED TOB Trusts the Fund is not the transferor of the Underlying Bonds as per ASC 860 since the Fund did not originally hold the Underlying Bonds. In addition, as the Fund is not the legal transferor of the Underlying Bonds the guidance under derecognition of financial assets would not apply. Additionally, the banking entities are not acting as agents of the Fund.

In addition to a general description of the basis for using purchase / sale treatment, the discussion specifically should:

i.	Discuss the implications for the accounting treatment of externally-deposited IFs of any shortfall or forbearance agreements associated with specific ED TOB IFs.

RESPONSE: With respect to ED TOB Trusts which enter into shortfall or forbearance agreements, any unrealized loss arising when the amount by which the liquidation value of the Underlying Bond held by the TOB Trust falls short of the sum of the liquidation value of the Floaters issued by the TOB Trust, any amounts borrowed by the TOB Trust from the Liquidity Provider plus any related interest would be recognized as a liability on the Statement of Assets and Liabilities.

ii.	Discuss whether the Fund bears, in whole or in part, the cost of creation of each ED TOB Trust.

RESPONSE: To reiterate, the only ED TOB Trusts are those that pre-existed the Volcker Rule and the risk retention rules. A Fund that became an owner of the inverse floaters issued by an ED TOB Trust deposited by an external party in the pre-Volcker era did not bear any of the costs of creation of that TOB Trust, except for (1) the Fund’s direct expenses associated with experts (such as outside counsel) hired to represent the Fund’s interests in the purchase of the interest in the ED TOB Trust, and (2) the fact that some (but typically not all) of the trust creation-related costs incurred by the depositor (i.e., the banking entity in the examples above) and the trustee may be indirectly borne by the Fund as the TOB IF holder because such third parties’ costs are ultimately capitalized in the initial price of the inverse floaters and thereby “baked in” to the financial terms of the TOB IFs themselves, and paid out of the cash flows of the TOB Trust before the Trust makes residual payments to the Fund as inverse floater holder.

iii.	Discuss whether an ED TOB Trust “acts as an extension of the Fund’s operations”.

RESPONSE: As explained above, ED TOB Trusts were in all cases created by a third party, and the Fund’s intent was to simply “own the inverse floater” and not be directly involved in the management or operations of the floater issuance or management of the TOB Trust’s operations itself. The GAAP accounting rules recognized this lack of overt involvement by the Fund in the creation and management of the Trust by enabling the Fund to treat itself as owning the IF, and not the Underlying Bond. We view all these facts as indicating that an ED TOB Trust does not act as an extension of the Fund’s operations, but is merely part of a Fund’s investment operations. Again as explained above, over the last year or so, every newly created TOB Trust and therefore all newly issued TOB IFs have been “self-deposited”, and accounted for under GAAP as a “leveraged financing” of the purchase of the underlying bonds.

2.

Comment: On page 58 of the Annual Report, it states that the Fund “has entered into . . . credit recovery swaps.” Please indicate where the Fund has disclosed the existence of those financial instruments in the financial statements, particularly in reference to the disclosure requirements imposed by ASC 815-10-50.

Response: The full quote of the paragraph from the financial statement footnotes is as follows:

Each Fund may also enter into shortfall and forbearance agreements (sometimes referred to as a “recourse arrangement” or “credit recovery swap”) (TOB Trusts involving such agreements are referred to herein as “Recourse Trusts”), under which a Fund agrees to reimburse the Liquidity Provider for the Trust’s Floaters, in certain circumstances, for the amount (if any) by which the liquidation value of the Underlying Bond held by the TOB

Trust may fall short of the sum of the liquidation value of the Floaters issued by the TOB Trust plus any amounts borrowed by the TOB Trust from the Liquidity Provider, plus any shortfalls in interest cash flows. Under these agreements, a Fund’s potential exposure to losses related to or on an Inverse Floater may increase beyond the value of the Inverse Floater as a Fund may potentially be liable to fulfill all amounts owed to holders of the Floaters or the Liquidity Provider. Any such shortfall amount in the aggregate is recognized as “Unrealized depreciation on Recourse Trusts” on the Statement of Assets and Liabilities.

The reference to “credit recovery swap” in the foregoing Annual Report footnote paragraph was merely an alternate phrase for “recourse arrangement”. In other words, “credit recovery swap” is not a new or different kind of derivative that needs a separate module of disclosure. Even though “credit recovery swap” is a term used widely in the industry to refer to the obligation of a TOB Trust /IF owner to reimburse the liquidity provider to the extent the liquidation value of the Underlying Bond held by the TOB Trust may fall short of the Trust’s obligations, it is somewhat of a misnomer, because that obligation arguably does not conform to the definition of “swap” as that term is normally used in financially engineered investments. Moreover, the use of that phrase is not necessary, because the paragraph already refers to the obligation by its proper name, “recourse obligation”. Accordingly, we will be deleting the phrase “or credit recovery swap” from the above-quoted paragraph.

Sincerely,

/s/ Stephen D. Foy

Stephen D. Foy

Vice President and Funds’ Controller

(Principal Financial Officer)

CC:	Audit Committee of the Funds

Eric Fess, Chapman & Cutler, counsel to the Independent Trustees of the Funds

Kevin McCarthy, Vice President and Assistant Secretary of the Funds

Mary Keefe, Managing Director of Regulatory Affairs of Nuveen Investments, Inc.

Walter Kelly, Chief Compliance Officer and Vice President of the Funds